UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For October 17, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary




Date:  October 17, 2003

                                  NEWS RELEASE

         CALGARY, ALBERTA, CANADA -  October 17, 2003

                         PRECISION DRILLING CORPORATION
             THIRD QUARTER 2003 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation ("Precision") intends to release its Third Quarter 2003 results at approximately 5:00 a.m. MST (7:00 a.m. EST) on Thursday, October 30, 2003 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MST (2:00 p.m. EST) on the same day.

          THURSDAY, OCTOBER 30, 2003 AT 12:00 NOON MST (2:00 P.M. EST)
                CONFERENCE CALL DIAL IN NUMBER IS 1-800-814-4853

A live webcast of the conference call will be accessible on Precision's website at WWW.PRECISIONDRILLING.COM by selecting "INVESTOR RELATIONS" then "WEBCAST".

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 6, 2003 by dialing 1-877-289-8525, passcode 21021926#

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT JAN CAMPBELL, CORPORATE SECRETARY, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX
(403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM